Exhibit 99.1
MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This Management Information Circular accompanies the Notice of Annual and Special Meeting of the holders of Common Shares of Algoma Steel Inc. (the "Corporation" or "Algoma") to be held on May 11, 2005 at 10:00 a.m. (local time) at the St. Lawrence Hall (Great Hall), 157 King Street East, Toronto, Ontario and is furnished in connection with the solicitation by the management of the Corporation of proxies for use at the Meeting. The solicitation will be primarily by mail, but proxies may also be solicited by regular employees of the Corporation. The cost of such solicitation will be borne by the Corporation.

Appointment of Proxyholders

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated in the enclosed form of proxy, to attend and act on behalf of the shareholder at the Meeting. To exercise this right, a shareholder may either insert such other person's name in the blank space provided on the enclosed form of proxy or complete another appropriate form of proxy.

To be valid, a proxy must be signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney. The proxy, to be acted upon, must be deposited with the Corporation, c/o its agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, by 5:00 p.m. (local time) on the last business day prior to the date on which the Meeting or any adjournment thereof is held.

Non-Registered Holders

Only registered holders of Common Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, Common Shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans;
or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited or “CDS”).

In accordance with Canadian securities law, the Corporation has distributed copies of the notice of meeting, this management information circular and the form of proxy (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to Non-Registered Holders.

Non-Registered Holders who have declined to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.
Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy, giving the right to attend and vote, will be forwarded to the Non-Registered Holder.

or

B.
Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Corporation, c/o its agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Voting by Proxy

Shares represented by properly executed proxies in the enclosed form will be voted for or withheld from voting in accordance with the instructions of the shareholder on the proxy on any ballot that may be called for. In the absence of any instructions on the proxy, such shares will be voted:

(a)	for the amendment to the Corporation’s Articles to provide that there be a minimum of three and a maximum of twelve directors, as determined from time to time by resolution of the Board of Directors;

(b)	for the election as directors of the Corporation of the persons listed as nominees for directors;

(c)	for the appointment of KPMG LLP as auditors of the Corporation and authorizing the directors to fix their remuneration;

(d)	for the adoption of the Shareholder Rights Plan.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matter which may properly come before the Meeting.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing, including another proxy, executed by the shareholder or by the shareholder's attorney authorized in writing and deposited at the registered office of the Corporation, 105 West Street, Sault Ste. Marie, Ontario P6A 7B4, prior to the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting at any time before it is exercised in any particular matter or in any other manner permitted by law, including attending the Meeting in person.

Voting Shares and Principal Holders

40,119,906 Common Shares of the Corporation are outstanding. Each holder of a Common Share is entitled to one vote for each share registered in the shareholder's name on the list of shareholders prepared as of March 18, 2005 with respect to all matters to be voted on at the Meeting. However, in the event of any transfer of shares by any such shareholder after such date, the transferee is entitled to vote those shares if the transferee produces properly endorsed share certificates, or otherwise establishes that it owns the shares, and requests the Secretary of the Corporation to include the transferee's name in the shareholders' list not later than ten days before the Meeting.

To the knowledge of the directors and officers of the Corporation, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, securities of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding voting securities, is Paulson & Co., which owns directly or indirectly 6,026,400 Common Shares representing approximately 15% of the issued and outstanding Common Shares of the Corporation.

Size of the Board

The Corporation’s Articles currently provide for a minimum of three and a maximum of ten directors. Currently, the size of the Board is set at ten. The Corporation seeks shareholder approval of a resolution to amend the Articles to provide for a minimum of three and a maximum of twelve directors, as determined from time to time by resolution of the Board of Directors. Upon approval of this resolution, the number of directors will be set at eleven.

This expansion of the size of the Board will permit the addition of new directors with specific skills to staff the Board and its various Committees. In particular, the Corporation intends to add a director who qualifies as an “Audit Committee Financial Expert”, as defined under U.S. securities laws. The form of resolution to approve the proposed amendment to the Articles is set out in Schedule A.

Election of Directors

The eleven nominees proposed for election as directors of the Corporation are listed below. All are currently directors of the Corporation, with the exception of Mr. Davidson. In the event that the Shareholders’ Resolution to expand the size of the Board is not approved, Mr. Davidson will not be nominated.

Under its collective agreements with the United Steelworkers of America (USWA), three of the Corporation’s directors are to be nominated by the USWA. John Kallio, Marie Kelly and Murray Nott are the USWA nominees.

Directors are elected to serve until the next Annual Meeting of Shareholders. If any of the nominees is not available to act as a director, a substitute may be nominated. The following biographical information concerning the respective nominees has been provided by them.

			Common
Name and			Shares
Municipality		Director	Owned or
of Residence	Principal Occupation	Since	Controlled

Nominees
Steven Bowsher (3) (5) Prospect Heights, Illinois	President, ClearCut Advisors, 2002-present; President and CEO, Indesco International, 2001-2002; Executive Vice President Commercial, Ispat Inland Steel Company, 1998-2000.	May 22, 2003	1,184

Alex Davidson Minesing, Ontario
Trustee, Director and Chair of Audit Committee, UE Waterheater Income Trust, 2003-present; Business Consultant (part-time), 1999-present; previously Senior Business Assurance Partner, PricewaterhouseCoopers LLP.

Benjamin Duster (5) Atlanta, Georgia	Chairman of the Board of the Corporation; Head of Financial Restructuring, Masson & Company, LLC, 2001-present; Managing Director, Mergers & Acquisitions, Wachovia Securities, 1997-2001.	January 29, 2002	35,977

John Kallio (2) (5) Sault Ste. Marie, Ontario	Union Department Steering Committee Co-Chair - Plate & Strip, 2002-present; Loader - Plate & Strip Finishing, 1999-2002 - both positions at the Corporation.	October 29, 1996	4,324

Marie Kelly Toronto, Ontario	Assistant Director, United Steelworkers of America, District 6, 2001-present; Counsel to United Steelworkers of America, 1991-2001.	October 27, 2004	154

Patrick Lavelle (1) (2) (4) Toronto, Ontario	Chairman and CEO, Patrick J. Lavelle and Associates, a strategic management consulting firm.	January 29, 2002	2,830

James Lawson (3) (4) Oakville, Ontario	President and CEO, Westerkirk Capital Inc., 2004-present; Partner, Torys LLP, 2001-2004; Senior Vice President - Corporate Development and General Counsel, XO Communications Canada Inc., 2000-2001; Partner, Davies Ward & Beck, 1989-2000.	January 29, 2002	6,254

			Common
Name and			Shares
Municipality		Director	Owned or
of Residence	Principal Occupation	Since	Controlled

Nominees (Cont’d)

Charles Masson(1) (4) (5) New York, New York	Partner, Masson & Company, LLC, 1998-present.	February 28, 2002	29,324

Murray Nott (1) (4) Sault Ste. Marie, Ontario	Metallurgical Specialist - Quality Engineering, 1997-present, Algoma Steel Inc.	June 1, 1992	16,589

Francis Petro (1) (2) (3) Kokomo, Indiana	President and CEO of Haynes International Inc., 1999-present.	May 22, 2003	4,384

Denis Turcotte Sault Ste. Marie, Ontario	President and CEO of the Corporation, Sept., 2002-present; President - Paper Group/Executive Vice President Corporate Development and Strategy, Tembec Inc., 1999-2002.	October 4, 2002	88,000

Notes:
(1)	Member of the Audit Committee
(2)	Member of the Health, Safety and Environment Committee
(3)	Member of the Human Resources and Compensation Committee
(4)	Member of the Corporate Governance Committee
(5)	Member of the Strategic Planning Committee

Algoma does not have an Executive Committee.

Compensation of Directors

Directors who are full-time officers of the Corporation do not receive compensation as directors.

The compensation paid to each director of the Corporation is $20,000 per annum plus $1,500 for each meeting of the board attended. Directors who serve on committees of the board are paid $3,000 per annum as a member; $5,000 per annum as chairman, with the Audit Committee Chairman being paid $10,500 per annum; and $1,500 for each meeting of a committee attended.

In lieu of the compensation paid to directors noted above, Mr. Duster, as Chairman of the Board, is paid an annual fee of $115,000.

In addition, directors who are not full-time officers of the Corporation participate in the Outside Directors Share Award Plan (the “Share Award Plan”) under which each director is eligible to receive a monthly grant of Common Shares with a market value of up to $10,000 per month. Effective January 1, 2005, the size of the grants was established at $81,000 per year for the Chairman and $36,000 per year for all other directors. The size of the grants may be adjusted from time to time by the Human Resources and Compensation Committee within the limits imposed by the Share Award Plan. The terms of the Share Award Plan provide that 50% of each issuance of Common Shares must be held for a minimum of four months and the remaining 50% for a minimum of twelve months.

The Board of Directors may reserve Common Shares for issuance under the Share Award Plan provided that the maximum number of Common Shares that may be issued, pursuant to the terms of the Share Award Plan, shall not exceed 500,000 Common Shares. The Share Award Plan is administered by the Board of Directors with the assistance of the Human Resources and Compensation Committee. Amendments to the Share Award Plan may be made by the Board of Directors without shareholder approval, provided that the limit on the maximum number of Common Shares described above is not exceeded.

Directors’ and Officers’ Liability Insurance

The Corporation provides directors’ and officers’ liability coverage with a policy limit of $55,000,000 per occurrence with a $55,000,000 annual aggregate. The policy provides coverage for all past, present and future directors and officers of the Corporation. There is no deductible applicable for individual directors and officers named as defendants in any one action. Corporate reimbursement coverage is subject to a $1,000,000 deductible for each claim. Under this coverage, the Corporation is reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers subject to the applicable deductible. Individual directors and officers are reimbursed for losses during the performance of their duties for which they are not indemnified by the Corporation. Protection is provided for the directors and officers for wrongful acts that include acts, errors or omissions done or committed during the course of the performance of their duties. The policy excludes coverage for illegal acts, acts of dishonesty and those acts which result in personal gain. In the latest financial year ended December 31, 2004, the Corporation paid a total premium of $390,000 for directors’ and officers’ liability coverage. The premiums for the policies are not allocated between directors and officers as separate groups.

Appointment of Auditor

KPMG LLP will be nominated at the Meeting for appointment as auditor of the Corporation at a remuneration to be fixed by the Board. The Corporation accepted the resignation of Ernst & Young LLP as the auditor of the Corporation effective February 25, 2005. On March 2, 2005, KPMG LLP was appointed by the Board as the auditor of the Corporation to hold office until the next Annual General Meeting of Shareholders. There are no “reportable events” between the Corporation and Ernst & Young LLP as defined in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities administrators, except for the consultation described below. Ernst & Young LLP, or its predecessors, have been the Corporation’s auditor since June 30, 1992.

Attached to this Circular as Schedule B is (i) a Notice of Change of Auditor stating that there have been no “reportable events” as defined in National Instrument 51-102 - Continuous Disclosure Obligations, other than a “consultation” (as such term is defined in National Instrument 51-102) regarding the provision of advice by KPMG LLP to the Corporation in respect of the accounting recognition of prior years’ income tax assets not previously recognized in the financial statements; (ii) a letter of Ernst & Young LLP confirming that they agree with the information contained in the Notice of Change of Auditor; and (iii) a letter of KPMG LLP confirming they agree with the information contained in the Notice of Change of Auditor.

Unless otherwise instructed, the persons named in the accompanying proxy (provided the same is duly executed in their favour and is duly deposited) intend to vote FOR the appointment of KMPG LLP, Chartered Accountants, as auditor of the Corporation, to hold office until the close of the next Annual Meeting of Shareholders of the Corporation, at a remuneration to be fixed by the directors of the Corporation.

The following provides disclosure of fees paid to the auditor during the 2004 and 2003 fiscal years:

•
Audit Fees. The aggregate fees, including expenses reimbursed, billed by Ernst & Young LLP for professional services rendered for the audit of the consolidated financial statements of the Corporation and its subsidiaries, for the reviews of the Corporation’s quarterly financial statements, and services that generally only the independent auditor can reasonably provide such as statutory audits, consents, and assistance and review of documents filed with the Securities and Exchange Commission and Canadian Securities regulatory authorities were $272,000 in fiscal year 2004 and $253,000 in fiscal year 2003.

•
Audit Related Fees. The aggregate fees, including expenses reimbursed, billed by Ernst & Young LLP were $160,000 for fiscal year 2004 and $195,000 for fiscal year 2003. These audit-related fees were for the review of a common share prospectus in 2004 and assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and not reported under the “audit fees” category above. These services included internal control reviews, audits of the Corporation’s various employee benefit plans, and analysis of various accounting issues.

•
Tax Fees. The aggregate fees, including expenses reimbursed, billed by Ernst & Young LLP for tax compliance, tax advice and tax planning services rendered to the Corporation and its subsidiaries were nil in fiscal year 2004 and nil in fiscal year 2003.

•
All Other Fees. The aggregate fees, including expenses reimbursed, billed by Ernst & Young LLP for services rendered to the Corporation and its subsidiaries, other than for the services described above, were $85,000 for fiscal year 2004 and $2,000 for fiscal year 2003. These services included analyses with respect to a commodity tax review and an insurance claim.

Approval of Shareholder Rights Plan

The Corporation is seeking shareholders’ ratification of the adoption by its Board of Directors of a Shareholder Rights Plan (the “Rights Plan”) on November 12, 2004. The Rights Plan is designed to ensure fair treatment for all shareholders in the event of a take-over bid and to provide shareholders and Algoma’s Board of Directors with adequate time to evaluate any bid for the Company and to take steps to maximize shareholder value in the event of any such bid. The details of the Rights Plan are summarized below:

Rights:

One Right will be issued and will attach to each outstanding Common Share of Algoma. A Right only becomes exercisable upon the occurrence of a Flip-In Event, which is a transaction by which a person becomes an Acquiring Person and which otherwise does not meet the requirements of a Permitted Bid. Prior to the Flip-In Event, the Rights are priced at $100 per share. If a Flip-In Event occurs, each Right issued under the Rights Plan thereafter will entitle all holders, other than the Acquiring Person, to purchase for $100 that number of Common Shares of Algoma having an aggregate market value equal to twice $100. This purchase will cause substantial dilution to the person or group of persons attempting to acquire control of Algoma, other than by way of a Permitted Bid. The Rights expire on the termination of the Rights Plan, unless redeemed before such time.

Acquiring Person:

An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding Common Shares of Algoma. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including:

•
a person who acquires 20% or more of the outstanding Common Shares due to (i) acquisitions of Common Shares by Algoma, (ii) pro rata distributions of Common Shares by Algoma, (iii) acquisitions of Common Shares upon exercise of Convertible Securities acquired pursuant to certain exempt transactions, (iv) an amalgamation, merger or other statutory procedure requiring shareholder approval, or (v) the issuance of Common Shares on an exempt private placement basis (subject to certain limits); and

•	underwriters who obtain Common Shares for the purpose of a public distribution.

Beneficial Ownership:

The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or equitable ownership of Common Shares. In addition, a person is deemed to be the Beneficial Owner of Common Shares in circumstances where that person or its Affiliates or Associates, and any other person acting jointly or in concert with such person, has a right to acquire Common Shares within 60 days. There are various exceptions to this definition set forth in the Rights Plan.

Permitted Bid:

If a Take-over Bid is structured as a Permitted Bid, a Flip-In Event will not occur and the Rights will not become exercisable. Permitted Bids must be made by means of a Take-over Bid circular and comply with the following:

•	the Take-over Bid must be made to all shareholders other than the bidder;

•
the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid is made, and then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates, Associates and persons acting jointly or in concert with the bidder), have been tendered pursuant to the Take-over Bid and not withdrawn;

•
the Take-over Bid must contain an irrevocable and unqualified provision that, unless it is withdrawn, Common Shares may be tendered at any time during the 60-day period referred to in the immediately preceding paragraph and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until they have been taken up and paid for; and

•
the Take-over Bid must contain an irrevocable and unqualified provision that, if more than 50% of the Common Shares held by Independent Shareholders are tendered pursuant to the Take-over Bid within the 60-day period, then the bidder must make a public announcement of that fact and the Take-over Bid must then remain open for an additional 10 business days from the date of such public announcement.

The Rights Plan also allows a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, that satisfies all of the requirements of a Permitted Bid, except that (i) no Common Shares will be taken up or paid for until the later to occur of the date which is generally 35 days after the date the Take-over Bid is made and the 60th day after the date of the Permitted Bid that is then outstanding, and (ii) at the close of business on the date Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been tendered in such Take-over Bid and not withdrawn. If this 50% requirement is satisfied, the applicable bidder must make a public announcement of that fact and the Take-over Bid must remain open for tenders of Common Shares for at least ten business days after the date of such public announcement.

The requirements of a Permitted Bid and a Competing Permitted Bid enable shareholders to decide whether the Take-over Bid or any Competing Permitted Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed. Moreover, if there is sufficient support for a Take-over Bid such that at least 50% of the Common Shares held by Independent Shareholders have been tendered to it, a shareholder who has not yet tendered to that bid will have a further 10 business days in which to decide whether to withdraw its Common Shares from a Competing Take-over Bid, if any, and whether to tender to the Take-over Bid.

Waiver and Redemption:

Until the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors, with the prior consent of the holders of Common Shares, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 (subject to adjustment) per Right. In addition, until the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors may determine to waive the application of the Rights Plan to any Flip-In Event, provided that the Board of Directors will be deemed to have waived the application of the Rights Plan to any other Flip-In Event occurring by reason of a Take-over Bid made prior to the expiry of the Take-over Bid in respect of which the waiver is granted.

The Board of Directors may also waive the application of the Rights Plan to any Flip-In Event if the Board determines that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person and such Person has reduced its Beneficial Ownership of Common Shares such that, at the time of the granting of a waiver, such Person is no longer an Acquiring Person. The Board of Directors will be deemed to have redeemed the Rights at the Redemption Price on the date that the Person making the Permitted Bid, Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived or been deemed to waive the application of the Rights Plan, has taken up and paid for the Common Shares pursuant to the applicable bid.

Termination:

The Rights Plan will expire, subject to certain conditions, at the close of the Annual Meeting of Shareholders of Algoma three years after the Rights Plan is ratified by shareholders, and every three-year anniversary thereafter and so on unless the continuation of the Rights Plan for each such three-year period (or other period approved by the Independent Shareholders) is approved by the Independent Shareholders of Algoma.

The form of resolution that would ratify the adoption of the Rights Plan is set out in Schedule C to this Circular.

Executive Compensation Matters

Report on Executive Compensation by the Human Resources and Compensation Committee

The Human Resources and Compensation Committee currently consists of three directors: Steven Bowsher (Chair), James Lawson and Francis Petro, all of whom were members of the Committee at December 31, 2004. The Committee oversees all aspects of succession planning, career development and compensation for management employees of the Corporation. The Committee, as part of its responsibilities, considers and recommends approval to the Board of a total compensation package for the Corporation’s executive officers, including an annual base salary as well as short and long-term incentives.

The underlying philosophy of the Corporation’s executive compensation policy is to attract and retain talented senior management, reward management performance, and reinforce business strategies and corporate priorities. This philosophy recognizes the fundamental value added by a motivated and committed management team. The recruitment and retention of senior management who are performance-oriented are fundamental to achieving the Corporation’s objectives.

For the purposes of assisting the Committee, the Corporation utilizes the services of external compensation consultants from time to time. These consultants advise on the Corporation’s compensation policies and provide comparator compensation data as required by the Committee.

The Corporation has developed an ongoing compensation approach comprised of two primary components: base salary and annual incentives. In addition, there is a program of pensions and benefits. The Corporation’s policy is for the salaries of its executive officers to reflect 90% of the median salaries of a comparator group with overall compensation targeted at 100% of the median when annual objectives are met. Companies are selected for the comparator group with the advice of the Corporation’s external compensation consultants based on their similarity to the Corporation in areas such as size, activity (industrial manufacturing) and location. The Committee reviews the Corporation’s executive compensation levels with the external compensation consultants on a regular basis.

The compensation package for each executive includes participation in the Restricted Share Unit Plan (the “RSU Plan”) and the Share Option Plan (the “Option Plan”). Both of these Plans are discussed in more detail later in this Circular. These Plans are closely aligned with the Corporation’s performance and with the interests of the Corporation’s shareholders. The Plans are designed to reward positive corporate performance and the individual contributions of executive officers to the business results of the Corporation on a year-by-year basis. Executive officers are eligible for an annual bonus of cash, restricted share units and options under the Plans.

The design of the RSU and Option Plans is set as a long-term incentive for the executive officers. These plans are designed to encourage share ownership and focus efforts of the management team on improving shareholder value and the Corporation’s long-term financial strength. The Option Plan provides incentive to the executive officers to continue employment with the Corporation by providing the executive officers with the opportunity to acquire an increased financial investment in the Corporation as the stock options vest. Options and restricted share units granted to the executive officers are granted by the Board of Directors based on the recommendations of the Human Resources and Compensation Committee. The number of options and restricted share units granted to an executive officer in any year is related to both corporate and individual performance.

The components of total compensation received by the Chief Executive Officer are similar to those received by other executive officers. In setting the compensation level for the Chief Executive Officer, the Human Resources and Compensation Committee undertakes an annual review of the performance of the Chief Executive Officer, taking into account feedback from the Board of Directors and compensation information from the comparator group discussed above. Special emphasis is placed by the Committee on the performance of the Chief Executive Officer with respect to leadership and strategic issues, including strategic planning. The manner in which such compensation is reviewed and evaluated by the Committee, including referencing the same comparator group, is common for all executive officers, including the Chief Executive Officer. The Chief Executive Officer is eligible for an annual bonus based on overall corporate performance and the successful achievement of objectives and responsibilities as established by the Board.

The awards of restricted share units and associated options to Messrs. Boniferro and Plastino in 2004 were in recognition of operational efficiencies achieved during 2003. The awards of restricted share units and associated options to Mr. Turcotte were made on the basis of tangible improvements in cost efficiency, commercial effectiveness and organizational development achieved in 2003.

Submitted by the Human Resources and Compensation Committee:

Steven Bowsher, Chair
James Lawson
Francis Petro

Compensation Plans

Restricted Share Unit Plan

Under the Restricted Share Unit Plan (the “RSU Plan”), the Corporation, at its option, may award restricted share units to senior management and directors of the Corporation. The RSU Plan operates in conjunction with the Corporation’s short-term incentive plan. The short-term incentive plan provides an opportunity for participants to earn an annual cash award based on the achievement of individual and corporate objectives. Performance is measured by comparing actual results against targets established at the beginning of the year. In each year, a minimum of 25% of each participant’s short-term incentive award must be received in the form of restricted share units and participants may elect to receive restricted share units for up to 100% of any short-term incentive award. The number of restricted share units to be granted is determined by dividing the amount of the incentive award to be received as restricted share units by the fair market value of the Corporation’s Common Shares at the time of the grant (equal to the average closing price of Common Shares for the five trading days preceding the date of the grant). Three years from the end of the year for which the restricted share units are granted, each participant will be entitled to receive one Common Share issued from Treasury for each restricted share unit.

1,000,000 Common Shares are reserved for issuance under the RSU Plan. The RSU Plan is administered by the Board of Directors with the assistance of the Human Resources and Compensation Committee. Amendments to the RSU Plan may be made by the Board of Directors without shareholder approval, provided that the limit on the number of Common Shares described above is not exceeded.

Share Option Plan

Under the Share Option Plan (the “Option Plan”), the Corporation, at is option, may award options to senior management and directors of the Corporation. All senior management and directors of the Corporation who participate in the RSU Plan are eligible to be granted options under the Option Plan. The number of options to be issued is based on the number of restricted share units purchased by the participants in ratios determined by the Board of Directors which may vary for members of senior management based on the participant’s position in the Corporation. The Human Resources and Compensation Committee determines the exercise price and option term at the time of the grant and any other restrictions on the option. The exercise price of an option may not be less than the fair market value of a Common Share at the time of the grant (equal to the weighted average closing price of Common Shares for the five trading days preceding the date of the grant) and options may not have a term exceeding ten years.

Options vest over three years with one-third of the options vesting on each of the first, second and third anniversaries of the date of the grant. Options become exercisable by a holder on the third anniversary of the date of the grant. The Human Resources and Compensation Committee may provide different exercise rights at the time of the grant. Options may also be granted with a share appreciation right which, at exercise, would, if approved by the Corporation at the time of exercise, allow the participant to receive a cash payment equal to the in-the-money amount of the option.

2,000,000 Common Shares are reserved for issuance under the Option Plan. The Option Plan is administered by the Board of Directors with the assistance of the Human Resources and Compensation Committee. Amendments to the Option Plan may be made by the Board of Directors without shareholder approval, provided that the limit on the number of Common Shares reserved for issuance as described above is not exceeded.

Summary Compensation Table

The following table provides a summary of compensation paid since January 1, 2002 for the Corporation’s “Named Executive Officers” (determined in accordance with applicable rules).

								Long-Term
		Annual Compensation						Compensation Awards
								No. of
								Securities
Name and						Other		Under
Principal						Annual		Options	Restricted
Position	Year	Salary		Bonus		Compensation		Granted	Share Units
		$		$					$
Denis Turcotte(1)	2004	503,687		-		137,000	(2) (3)	87,500	12,500
President & Chief	2003	432,004		30,000	(2)	12,000	(3)	233,477	-
Executive Officer	2002	91,071	(2)	-		103,524	(2) (3)	-	-

Glen Manchester	2004	270,589	(4)	-		-		-	-
Vice President -	2003	235,874		-		-		6,500	6,500
Finance and Chief	2002	221,567						-	-
Financial Officer				34,863	(5)	14,846	(6) (7)

Armando Plastino	2004	256,052	(4)	-		-		22,520	5,630
Vice President -	2003	223,362		-		-		7,800	7,800
Operations	2002	187,454		-		2,846	(7)	-	-

Paul Finley	2004	249,498	(4)	-		-		-	-
Vice President - Business	2003	217,374		-		-		6,500	6,500
Development and	2002	206,800		33,162	(5)	14,846	(6) (7)	-	-
Corporate Secretary

Steve Boniferro	2004	234,345	(4)	-		-		11,000	2,750
Vice President -	2003	204,539		-		-		6,500	6,500
Human Resources	2003	194,589		-		2,846	(7)	-	-

(1)	Denis Turcotte was appointed President and C.E.O. effective September 16, 2002.

(2)	See “Employment Contracts” for explanation.

(3)	Automobile allowance.

(4)	Includes share of $10 million restructuring obligation to employees paid in June 2004.

(5)	1998 grant of deferred compensation under plan no longer in effect.

(6)	Special Allowance paid to Executives dedicated to the restructuring.

(7)	All employees received 1,265 Common Shares on restructuring.

The following table shows stock option grants made to the Named Executive Officers under the Option Plan during the year ended December 31, 2004. Options are granted under the Option Plan by the Board based on recommendations made by the Human Resources and Compensation Committee.

Option Grants During Financial Year Ended December 31, 2004

				Market Value
		% Total		Of Securities
	No. Of	Options	Exercise	Underlying
	Securities	Granted To	Or	Options on
	Under Options	Employees In	Base Price	The Date Of Grant	Expiration
Name	Granted	Fiscal 2004	($/Security)	($/Security)	Date
Denis Turcotte	87,500	56.90	8.00	8.00	Mar. 31/14
Glen Manchester	-	-	8.00	-	Mar. 31/14
Paul Finley	-	-	8.00	-	Mar. 31/14
Steve Boniferro	11,000	7.15	8.00	8.00	Mar. 31/14
Armando Plastino	22,520	14.64	8.00	8.00	Mar. 31/14

The following table shows restricted share unit grants made to the Named Executive Officers under the RSU Plan during the year ended December 31, 2004. Restricted share units are granted under the RSU Plan by the Board based on recommendations made by the Human Resources and Compensation Committee.

Restricted Share Unit (RSU) Grants During Financial Year Ended December 31, 2004

		% Total		Market Value
	No. Of	RSUs	Exercise	Of Securities
	Securities	Granted To	Or	Underlying RSUs On
	Under RSUs	Employees In	Base Price	The Date Of Grant	Expiration
Name	Granted	Fiscal 2004	($/Security)	($/Security)	Date
Denis Turcotte	12,500	28.75	8.00	8.00	N/A
Glen Manchester	-	-	-	-	N/A
Paul Finley	-	-	-	-	N/A
Steve Boniferro	2,750	6.32	8.00	8.00	N/A
Armando Plastino	5,630	12.95	8.00	8.00	N/A

The following table shows for each Named Executive Officer the number of Common Shares acquired through the exercise of stock options during the year ended December 31, 2004, the aggregate value realized upon exercise, and the number of Common Shares covered by unexercised options under the Stock Option Plan as at December 31, 2004. The value of the unexercised options is based on the closing price of the Corporation’s Common Shares on the Toronto Sock Exchange on December 31, 2004 of $29.30.

Aggregate Options Exercised During Year Ended December 31, 2004 and Year-End Values

	No. Of		No. Of Unexercised	$ Value of Unexercised
	Securities	Aggregate	Options At	In-The-Money Options
	Acquired On	$ Value	December 31, 2004	At December 31, 2004
Name	Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable
Denis Turcotte	133,990	2,516,501	346 / 186,641	9,515 /4,590,128
Glen Manchester	-	-	- / 6,500	- / 179,595
Paul Finley	-	-	- / 6,500	- / 179,595
Steve Boniferro	-	-	- / 17,500	- / 413,895
Armando Plastino	-	-	- / 30,320	- / 695,190

The following table provides information as at December 31, 2004 regarding the Common Shares issuable upon the exercise of options and restricted share units outstanding under the Share Option Plan and the Restricted Share Unit Plan, as well as the number of Common Shares remaining available for issuance under the aforementioned Plans and the Outside Directors Share Award Plan.

			Number of Securities
			Remaining Available
	Number Of Securities		For Future Issuance
	To Be Issued Upon		Under Equity
	Exercise Of	Weighted Average	Compensation Plans
	Outstanding Options	Exercise Price of	(excluding securities
Plan Category	And RSUs (a)	Outstanding Options	reflected in column (a))
Share Option Plan	280,572	$5.19	1,585,438
Restricted Share Unit Plan	70,780	N/A	929,220
Outside Directors Share Award Plan	N/A	N/A	352,886

Pension Plan

The Named Executive Officers participate in the Corporation's pension plan for salaried employees (the "Pension Plan").

The Pension Plan is non-contributory and provides annual benefits equal to the sum of 1.35% of a member's best five years' earnings (to an annual maximum of $50,000) and 1.71% of a member's best five years' earnings in excess of $50,000 annually, all multiplied by the member's years of service (to a maximum of 35 years). Earnings include base salary plus 50% of bonuses (including restricted share unit grants) as reported in the Summary Compensation Table on page 12. The amount of pension payable under the Pension Plan is subject to the maximum permitted under the Income Tax Act, Canada. Any amount determined by the above formula that is in excess of the maximum amount payable under the Pension Plan is to be paid to the Named Executive Officer out of general corporate revenues. For the Named Executive Officers, the Corporation has secured the amounts in excess of the maximum amount payable under the Pension Plan as at the last filed valuation of the Pension Plan.

The annual pension determined above is payable during the member's lifetime. A portion of the total pension equal to $576, multiplied by years of service (to a maximum of 35 years), is eligible to be indexed annually prior to July 31, 2007 starting two years after retirement based on excess returns on plan assets.

The retirement age under the Pension Plan is age 65. However, an unreduced pension is payable after attainment of age 60 with 10 years of service.

For the purposes of computing the retirement benefit of the Named Executive Officers, years of service as at December 31, 2004 were 32 for Mr. Plastino, 27 for Mr. Manchester, 24 for Mr. Finley, 6 for Mr. Boniferro, and 3 for Mr. Turcotte.

The following table illustrates the estimated total annual benefits payable upon retirement in specific pensionable earnings and years of service classifications.

	Years of Service
Pensionable
Earnings	15	20	25	30	35
$100,000	$23,000	$30,600	$38,300	$45,900	$53,600
125,000	29,400	39,200	48,900	58,700	68,500
150,000	35,800	47,700	59,600	71,500	83,500
175,000	42,200	56,300	70,300	84,400	98,400
200,000	48,600	64,800	81,000	97,200	113,400
300,000	74,300	99,000	123,800	148,500	173,300
400,000	99,900	133,200	166,500	199,800	233,100
500,000	125,600	167,400	209,300	251,100	293,000
600,000	151,200	201,600	252,000	302,400	352,800
700,000	176,900	235,800	294,800	353,700	412,700
800,000	202,500	270,000	337,500	405,000	472,500
900,000	228,200	304,200	380,300	456,300	532,400

Employment Contracts

The Corporation entered into amended employment agreements with Messrs. Boniferro, Finley, Manchester and Plastino in June 2003. These agreements provide, among other matters, that, if the Corporation terminates the employment of the executive without cause, it must pay such executive an amount equal to two years’ salary on his termination. The agreements also provide for supplementary pension benefits to be secured.

On September 16, 2002, Mr. Turcotte commenced employment with the Corporation pursuant to an employment agreement. Mr. Turcotte’s annual salary was established at $467,000 less the restructuring reductions applied to employees’ wages under the Company’s Plan of Arrangement of 9% to December 1, 2002, 7.5% to June 1, 2003 and 6.5% to December 1, 2003. In addition to his salary, Mr. Turcotte receives an automobile allowance of $1,000 per month. On the commencement of his employment, Mr. Turcotte received 20,610 shares having a value of $100,000 subject to a 12-month hold period. On June 30, 2003, Mr. Turcotte received a cash bonus of $30,000. In January 2004, he received 17,400 Common Shares from Treasury with a value of $125,000 and subject to a 12-month hold period. Mr. Turcotte is to participate in the Corporation’s incentive plans for senior management. This participation is to recognize the value of certain rights that Mr. Turcotte forfeited with his former employer by accepting employment with the Corporation. In this regard, 233,477 options were granted to Mr. Turcotte in 2003. Mr. Turcotte’s pension entitlement, in addition to the regular benefits under the Company’s pension plans, includes up to two additional years of pension credit, no actuarial reduction for retirement at age 55, and security for that portion of his pension in excess of limitations imposed under the Income Tax Act. If Mr. Turcotte’s employment is terminated by the Company without cause, then he is entitled to receive an amount equal to two years’ salary on his termination, provided that, if Mr. Turcotte’s employment is terminated following a change of control, he is entitled to receive an amount equal to three years’ salary.

Corporate Governance

In 1995, the Toronto Stock Exchange (TSX) issued a series of guidelines (the “Guidelines”) respecting corporate governance and the TSX has adopted as a listing requirement the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines. The required disclosure in respect of the Board of Directors as currently constituted and the corporate governance practices of the Corporation are set out in matrix form in Schedule D to this Circular. In addition, the Corporation has been reviewing its approach to corporate governance in light of the recommended best practices contained in proposed National Policy 58-201: Effective Corporate Governance and proposed National Instrument 58-101: Disclosure of Corporate Governance Practices (the “Proposals”). Once the Proposals are adopted in final form, the Corporation will reassess its corporate governance practices and consider any changes necessary to ensure that its commitment to high standards of corporate governance is maintained.

Common Share Performance

On April 23, 2001, the Corporation obtained Court protection under CCAA. On January 29, 2002, Algoma’s Plan of Arrangement and Reorganization (the “Plan”) was implemented and the Corporation emerged from CCAA protection. Under the Plan, the Corporation’s then existing Common Shares had no value and were cancelled and new Common Shares were issued and distributed to Noteholders, employees and unsecured creditors. The new Common Shares began trading on the Toronto Stock Exchange on February 21, 2002.

The following graph compares the monthly total cumulative shareholder return for $100 invested in the new Common Shares from February 21, 2002 to December 31, 2004 with the cumulative total return of the S&P / TSX Composite Total Return Index for the same period. No dividends were declared on Common Shares of the Corporation during the period.

Additional Information

Financial information for the financial year ended December 31, 2004 is provided in the Corporation’s comparative financial statements and management’s discussion and analysis (“MD&A”) which are included in the Annual Report. Securityholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Corporation at 705-945-2788.

The Corporation will provide to any person (without charge to security holders of the Corporation), upon request to the Vice President - Business Development and Corporate Secretary, 105 West Street, Sault Ste. Marie, Ontario P6A 7B4, one copy of:

(i)
the current Annual Information Form of the Corporation filed with the securities commissions or similar authorities in Canada, together with one copy of any document or the pertinent pages of any document incorporated by reference in the current Annual Information Form;

(ii)
the Corporation’s most recently filed comparative annual financial statements, together with the accompanying report of the auditor and any interim financial statements of the Corporation that have been filed for any period after the date of the Corporation's most recently completed financial year;

(iii)	this Management Information Circular of the Corporation; and

(iv)	the Annual Report (including the financial statements and MD&A).

The current Annual Report (including the financial statements and MD&A), the Annual Information Form and other information relating to the Corporation are available on SEDAR at www.sedar.com.

The contents of this Management Information Circular and the sending thereof have been approved by the directors of the Corporation.

DATED this 15th day of March, 2005.

PAUL C. FINLEY
Vice President - Business Development
and Corporate Secretary

SCHEDULE A

Resolution Amending The Articles
To Provide For A Range Of Three To Twelve Directors

BE IT RESOLVED THAT:

1.	the Corporation’s Articles be amended to provide that there be a minimum of three and a maximum of twelve directors, as determined from time to time by resolution of the directors.

SCHEDULE B

Appointment Of Auditor

(i)	Notice of Change of Auditor

Glen P. Manchester	ALGOMA STEEL INC.
Vice President - Finance And Chief Financial Officer	105 West Street
Phone: 705-945-2470 Fax: 705-945-2203	Sault Ste. Marie, Ontario, Canada P6A 7B4
Email: gmanches@algoma.com	Phone: 705-945-2351 Fax: 705-945-2203

NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (Part 4.11)

Ernst & Young LLP (the “Former Auditor”) submitted its resignation from the office of auditor of Algoma Steel Inc. (the “Company”), at the request of the Company, after being informed that the Company’s Board of Directors had determined, at a Board meeting on February 9, 2005, to propose the appointment of KPMG LLP (the “Successor Auditor”) as the Company’s auditor at the Company’s next annual meeting of shareholders. The Former Auditor’s resignation is effective February 25, 2005, in order to allow the Successor Auditor to review the Company’s financial statements for the first quarter of 2005. The Former Auditor’s resignation was accepted on behalf of the Company by the Chairman of the Audit Committee of the Company’s Board of Directors.

At its meeting on March 2, 2005, the Company’s Board of Directors appointed the Successor Auditor as the Company’s auditor to fill the vacancy created by the Former Auditor’s resignation. At the Company’s annual and special meeting of shareholders to be held on May 11, 2005, shareholders will be asked to vote on the appointment of the Successor Auditor as the Company’s auditor.

The Company further reports that there were no reservations in the Former Auditor’s reports on any of the Company’s financial statements relating to the period commencing January 1, 2003 and ending on the date hereof.

There are no reportable events including disagreements, consultations or unresolved issues as defined in National Instrument 51-102 (Part 4.11) with the exception of the consultation described below:

A consultation occurred in January 2004 with respect to the accounting recognition of prior years’ income tax assets not previously recognized in the financial statements. The issue was whether income tax assets arising prior to “fresh start accounting” should be reflected in the statement of income (loss) or in equity as contributed surplus when recognized in periods subsequent to “fresh start” accounting. The Company’s position was that the income tax benefits could be reflected in the statement of income (loss) in the period of realization if the future tax asset had not previously been recognized.

The Former Auditor’s position was that Canadian generally accepted accounting principles require tax benefits realized for items not previously recognized upon “fresh start” accounting to be recorded through contributed surplus.

The Company and the Former Auditor held discussions on the issue and the Company decided that an opinion from the Successor Auditor would be obtained. The Successor Auditor reviewed the issue and verbally advised the Company that it agreed with the Former Auditor’s position. Consequently, the Company agreed to account for the issue in accordance with the advice received from both accounting firms.

ALGOMA STEEL INC.

Per:

Glen P. Manchester	March 2, 2005
Vice President, Finance and
Chief Financial Officer

(ii)	Ernst & Young LLP Letter Confirming Agreement With Information Contained In Notice of Change of Auditor

March 2, 2005

PRIVATE AND CONFIDENTIAL

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services Commission
Autorité des marchés financiers du Québec
Newfoundland and Labrador Securities Division,
Department of Government Securities and Lands
Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island, Department of Community Affairs and Attorney General
Registrar under Securities Act, Yukon Territories
Registrar under Securities Act, Northwest Territories
Registrar of Securities, Government of Nunavut - Nunavut Legal Registries -
Registrar of Securities

Dear Sirs/Mesdames:

Re: Algoma Steel Inc. - Change of Auditor

We have read the Notice of Change of Auditor (the “Notice”) prepared by Algoma Steel Inc. dated March 2, 2005. We agree with the statements in the Notice except as set out below. We have no basis to agree or disagree with the statements in the second complete paragraph of the Notice.

We agree with the description of the consultation except that we had no direct formal communication with the KPMG LLP on the matter and therefore have no basis to agree or disagree with the statements as they related to the Successor Auditor.

Yours very truly,

Ernst & Young LLP

A member of Ernst & Young Global

(iii)	KPMG LLP Letter Confirming Agreement With Information Contained In Notice of Change of Auditor

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Registrar of  Securities, Government of Yukon Territories
Securities Registry, Government of Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: Notice of Change of Auditors - Algoma Steel Inc. (the “Company”)

We have read the Notice of Algoma Steel Inc. dated March 2, 2005 and are in agreement with the statements contained in such Notice, except that we are not in a position to agree or disagree with the Company’s statement that former auditor has resigned, or that the change was approved by the Board of Directors.

Yours very truly,

Chartered Accountants
Toronto, Ontario
March 8, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss Cooperative

SCHEDULE C

Resolution Relating To The
Shareholder Rights Plan

BE IT RESOLVED THAT:

1.
the adoption of the Shareholder Rights Plan, as approved by the Corporation’s Board of Directors on November 12, 2004, and substantially in the form as described in the Corporation’s Management Information Circular dated March 11, 2005, is hereby approved.

SCHEDULE D
Corporate Governance

TSX Corporate	Corporation
Governance Guidelines	Status *	Comments
1. Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:

a. adoption of a strategic planning process and the approval and review, on at least an annual basis, of a strategic plan that takes into account the risks and opportunities of business	Yes	The Strategic Planning Committee of the Board works closely with management on strategic planning. The Corporation’s strategic plans are reviewed with the Board on a regular basis.

b. identification of principal risks, and implementing risk management systems	Yes
The business plan presented annually by management identifies the principal risks confronting the Corporation and sets out the strategies and systems proposed to be employed to manage the risks. After the plan has been approved by the Board, the Board monitors management's implementation of the plan, including risk management.

c. succession planning and monitoring senior management, and the CEO in particular	Yes
The Human Resources and Compensation Committee, with the assistance of the CEO, reviews and reports to the Board on organizational structure and succession planning matters on a periodic basis, including the succession planning and monitoring of the CEO.

d. communications policy	Partly	The Board is developing a communications policy.

e. integrity of internal control and management information systems	Yes
The Board, through the Audit Committee, monitors and reviews the integrity of the Corporation’s internal control and management information systems. In this regard, the Audit Committee meets with and reviews reports from management and the external auditors respecting such internal controls.

TSX Corporate	Corporation
Governance Guidelines	Status *	Comments
2. a. Majority of directors should be "unrelated" (see Note A)	Yes	The majority of the current directors are unrelated.

b. If the Corporation has a significant shareholder, the Board should include a number of directors who do not have interests in or relationships with the significant shareholder	n/a	The Corporation does not have a significant shareholder. Under its collective agreements with the USWA, three of the Corporation’s directors are nominated by the USWA.

3. Disclosure of the Board's analysis respecting the Board's determination as to whether individual directors are "related" or "unrelated" to the Corporation or the significant shareholder	Yes
The Board has determined that Directors Kallio, Nott and Turcotte are related by virtue of their employment with the Corporation and Director Kelly is related by virtue of her employment with the United Steelworkers of America.

4. a. Appoint a committee responsible for the nomination and appointment of directors and the assessment of directors on an on-going basis	Yes	The Corporate Governance Committee is responsible for the nomination and ongoing assessment of directors.

b. Composed exclusively of non-management directors, the majority of whom are unrelated	Yes	The Corporate Governance Committee has no management directors. The majority of the members of the Corporate Governance Committee are unrelated directors.

5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors	Yes
The Corporate Governance Committee has responsibility for the process of assessing the effectiveness of the Board and its directors. An assessment of Board effectiveness by an independent consultant was completed in 2003. The Board continues to work with the independent consultant on developing processes to improve Board effectiveness.

TSX Corporate	Corporation
Governance Guidelines	Status *	Comments
6. Provide orientation and education programs for new directors	Yes
Reports and other documentation relating to the Corporation's business and affairs are provided to new directors. A Corporate Governance Manual is provided for use by both new and current directors.

Board meetings have been held at the Corporation's main plant site to give the directors additional insight into the Corporation's business and operations.

7. Consider the size and composition of the Board, with a view to improving effectiveness (including effective decision making)	Yes	The Board’s size and composition are reviewed by the Board regularly to ensure that they facilitate effective decision making.

8. Review compensation of directors and senior management in light of risks and responsibilities	Yes	The Human Resources and Compensation Committee reviews and recommends to the Board for approval the remuneration of directors and senior management on an annual basis.

9. a. Committees should generally be composed of non-management directors	Yes
The Board’s only management director is the President and CEO. The CEO does not sit on any Board committees, although from time to time he is invited to attend committee meetings as an observer and to facilitate communication between Board and management.

b. Majority of committee members should be unrelated	Yes

10. Responsibility for approach to corporate governance issues	Yes	The Corporate Governance Committee is responsible for the Corporation’s overall approach to governance.

11. Define limits to management's responsibilities and corporate objectives for the CEO	Yes
The Board and the CEO have defined their areas of responsibility through such mechanisms as the CEO's employment contract, the definition of spending requiring Board approval, and the mandates of Board Committees. The Board and the CEO review the CEO's responsibility for the achievement of corporate objectives.

12. Establish structures and procedures to enable the Board to function independently of management	Yes
The Chairman of the Board is not a member of management and is charged with ensuring that the Board can function independently of management. The Chairman oversees the Board in carrying out its responsibilities effectively. The Board meets regularly without management present.

TSX Corporate	Corporation
Governance Guidelines	Status *	Comments
13. a. Establish an Audit Committee with a specifically defined mandate	Yes	The Audit Committee's roles and responsibilities include:
		-	direct communication with the external auditors and the Corporation's financial personnel;
		-	oversight of management's responsibility on internal controls;
		-	ensuring that management has designated and implemented an effective system of internal control;
		-	reviewing and recommending for Board approval quarterly and annual financial statements and other financial documents.

b. All members should be non-management directors	Yes

c. All members should be financially literate (see Note B)	Yes	All members of the Audit Committee are financially literate.

14. Implement a system to enable individual directors to engage outside advisers, at the Corporation's expense	Yes	Individual directors can engage outside advisers with the authorization of the Chairman of the Board.

* "Yes" indicates that the Corporation is generally aligned with the understood intent of the Guideline.

"Partly" indicates that the Corporation is partially aligned with the understood intent of the Guideline.

"No" indicates that the Corporation is not generally aligned with the understood intent of the Guideline.

NOTE A:
An "unrelated director" is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. A “related director” is a director who is not an unrelated director.

NOTE B:
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.